Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Thermon Group Holdings, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-174039) on Form S-8 and registration statement (No. 333-181821) on Form S-3 of Thermon Group Holdings, Inc. of our reports dated May 31, 2016, with respect to the consolidated balance sheets of Thermon Group Holdings, Inc. as of March 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income, equity, and cash flows, for each of the years in the three-year period ended March 31, 2016, and the effectiveness of internal control over financial reporting as of March 31, 2016, which reports appear in the March 31, 2016 annual report on Form 10-K of Thermon Group Holdings, Inc..

/s/ KPMG LLP

San Antonio, Texas
May 31, 2016